XUMANII INTERNATIONAL HOLDINGS CORP.
9550 South Eastern Ave. Suite 253-A86 Las Vegas, NV 89123

January 8, 2014

Via E-mail
Mara Ransom
Assistant Director
US SEC
Washington, DC
20549

Re:	Xumanii, Inc.
Form 14C
Filed December 16, 2013
File No. 000-55101

Dear Ms. Ransom:

We have reviewed your letter and are providing the following responses (with attachments).

1.
We note your disclosure under the heading Item 5.06 Change in Shell Company Status that you are not a shell company. However, it appears that you continue to be a shell company as defined in Exchange Act Rule 12b-2, because you are a development stage company with no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations (including no revenues or agreements with customers, suppliers, or manufacturers). Please amend your Form 8-K to disclose that you are a shell company. Alternatively, please provide a detailed analysis explaining why you are not a shell company and when you ceased to be a shell company.

Xumanii was not a shell at the time of the May 2 8-K filing. In fact, that filing described the concert-streaming business Xumanii had entered into at the end of 2012 and spent $1.7 million on developing/running. The description is:

This Live Production streams to any Computer, Smart phone, or tablet allowing viewers to watch the concerts, sporting event, and other events from anywhere in the world.  This technology integrates the Hardware and Software allowing for the highest quality “live broadcast” on the website www.Xumanii.com without the exorbitant expenditure of traditional methods currently used in the marketplace.. The Company’s technology can also be provided to each Artist allowing them to broadcast any event in which they feel that they would like their fans to be a part of either for free or for a ticket price via a pay-per view model.  The Artist/s will also have the ability to charge a monthly subscription fee for fans to watch any and all events that the Artist chooses to share such behind the scenes of concerts and while on tour, fan interaction and promotional giveaways.

The following are indications of the operations:

1)	There were more than 10 employees and contractors who were being paid to coordinate, travel to and setup these live events and the required technology for each one
2)	There was approximately $100,000 of equipment purchased and used at each of these live events
3)	There were contracts/intellectual property agreements with each world-renowned artist allowing the transmission of
4)	their image and broadcast of their performances to thousands of people (sample ‘Live is Beautiful’ contract attached).
Links to additional contracts: http://www.sec.gov/Archives/edgar/data/1499274/000109635013000064/extenthree.htm
http://www.sec.gov/Archives/edgar/data/1499274/000109635013000064/akon_signex105.htm

2. Your disclosure that “[t]he Board of Directors is not implementing the share increase in anticipation of any future transaction or series of transactions” appears to conflict with your disclosure that “additional shares may be used by us for various purposes in the future without further stockholder approval. . . [which] purposes may include, among other things . . . establishment of strategic relationships with other companies and suppliers. . . and acquisition of other businesses or products.” Please revise your disclosure to be consistent and clarify your proposed actions.

We have changed this disclosure to specify we’re focusing on the pending NTIH acquisition. There are no other material acquisitions pending.

3. Your disclosure on the cover page states that the filing also relates to resolutions approving a company name change and granting authority to the board to “restructure, recapitalize and or sell any of its subsidiaries or conduct acquisitions,” but there is no discussion of these proposals. Please revise to provide an appropriate discussion of each of the proposals identified in the filing. In addition, we note that the description of the third proposal contained on the cover page of the filing differs from the description of such proposal on page 2 of the filing; please revise your filing for consistency and accuracy.

We have deleted this provision as it may not be necessary in the near term.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bob Bates, CPA, CVA, CFE at 415-264-0984 bob@imerjn.com with any questions.

Sincerely,

Adam Radly President

INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS AGREEMENT is made effective the day of  April 25, 2013 (the “Effective Date”)

BETWEEN:

Xumanii Inc. (Cayman)

 (the “Licensor”)

-AND-

Xumanii, Inc. (Nevada)
(the “Licensee”)

(collectively, the “Parties”)

WHEREAS:

The Licensor  owns trademarks  "Xumanii" and Live is Beautiful"  to the following United States and Canada Trademarks represented by files: "Xumanii" (file 1 404 779) and for the phrase "Live is Beautiful" (file 1 407 369) and in the United States "Xumanii" (file 77581679) and for the phrase "Live is Beautiful" (file 77581665).

A.

B.
The Licensee desires a license to use and commercially exploit the Licensor’s Trademarks for use in the furtherance of the Licensee's business plan. .

C.
The Licensor has agreed to grant an exclusive worldwide license to the Licensee for the use and commercial exploitation of the Trademarks, upon terms and conditions.

NOW THEREFORE, IN CONSIDERATION of entering into this Agreement, the mutual covenants, conditions and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

1
DEFINITIONS
Wherever used in this Agreement, the following words and terms shall have the respective meanings ascribed to them as follows:

“Accounting Period” means the period commencing on the 1st day of the previous month and the last day of the previous month.

“Accrued” means when payment is received by the Licensee or is to accrue on record pursuant to is accounting system.

“Agreement” means this Intellectual Property License Agreement, and includes authorized amendments and schedules, if any;

“Certification” means a sworn or affirmed statement under oath in the form of Schedule A to this Agreement.

“Confidential Information” means all information, in whatever form, that is not generally available to third parties or the public, including without limitation, all research, data, specifications, technical information, devices, concepts, compilations, programs, designs, tooling, plans, drawings, prototypes, models, documents, recordings, instructions, manuals, papers, business practices and strategies, financial information, business plans, know-how including, but not limited to the Know-How, inventions (whether trademarksable or not), techniques, processes, methods of doing business, software, personnel data, contracts, purchase requirements, forecasts and market strategies, data on equipment sold and serviced, plans production processes, product specifications and formulas, methods, technical and product bulletins, surveys, research and development programs, sales reports, or other materials, of any nature or embodiment whatsoever written or otherwise, relating to same, as well as the existence of this Agreement and its terms and conditions.

Confidential Information does not include any information which is publicly available at the time of disclosure or subsequently becomes publicly available through no fault of the recipient party, or is rightfully acquired by the recipient party from a third party who is not in breach of an agreement to keep such information confidential;

“Effective Date” means:   Date of signing

“Improvements” means improvements, modifications and developments relating to the subject matter of the Trademarks including trademarkable inventions including, but not limited to, Trademarks“Know-How” means the information, knowledge, the plans and drawings, and the Trade-Secrets of the Licensor relating to the Trademarks.

“Net Sales Price” means Licensee’s invoice price for all Licensee’s Products.

“Trademarks Rights” means trademarks and trademark applications in any country in respect of an invention owned by the Licensor relating to the Trademarks, including provisions, continuations-in-part, continuations, divisions, Improvements, re-issues and extensions of those trademarks and trademark applications, including inventions covered by United States Trademark Application Numbers.

“Licensed Use” means the right to use and commercially exploit the Trademarks for the Licensee’s Products.

“Licensee’s Products” means any product or service made, used, sold, offered for sale, or otherwise distributed by the Licensee that includes the Trademarks.

“Royalty” means Sales Revenue for the Accounting Period which has Accrued to the Licensee.

“Sale” means every disposition or provision of goods or services to a person at arm’s length from the seller for any consideration, including renting, leasing, lending and bartering of any product or service involving the use of the Trademarks.

“Sales Revenue” means the total income or value, whichever is higher, net of trade discounts, excise and sales taxes, returns and allowances, in accordance with generally accepted accounting principles, earned from normal bona fide arm’s length transaction from the Sale or use of the Trademarks irrespective of collection of any debt.  If a product or service is sold or disposed other than at arm’s length, or is bartered for other goods, then the Sales Revenue is deemed to be a typical recent price or reasonable price of such a product or service, or their equivalent, whichever is higher.

“Exclusive” means that the right granted solely to the Licensee for the Licensed Use, and that the Licensor will not, subject to the conditions specified in this Agreement, grant to any third party, any rights which would overlap the rights granted to the Licensee.  The Licensor however reserves the full right to use the Trademarks and its Improvements for its purposes and exploitation.

“Trademarks” the Confidential Information, the Trademarks Rights, the Know-How, and the Trade-Secrets.

 “Territory” means worldwide.

“Trade-Secrets” means written or oral information, including formulae, patterns, compilations, programs, devices, methods, know-how including, but not limited to Know-How, techniques, process or business information that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

2
GRANT AND TERM OF THE LICENSE

GRANT

Subject to the terms of this Agreement, the Licensor hereby grants to the Licensee the Sole Right to the Trademarks for the Licensed Use in the Territory and the Sole Right to improve, modify and develop the Trademarks for the Licensed Use in the Territory.

2.1
The Licensee shall promptly disclose to the Licensor the improvements or modifications it may discover or acquire during the term of this Agreement.

2.2
The Licensee understands and agrees to assign to the Licensor all the improvements or modifications it discovers or acquires during the term of this Agreement.

2.3
The Licensee agrees to incorporate into all contracts, with all of its employees and contractors, with a provision that all the improvements or modifications discovered or acquired during the term of this Agreement be assigned to the Licensee.  The Licensee understands and agrees that upon the request of the Licensor the Licensee shall provide to the Licensor the Certification that they have complied with this obligation.

2.4
The Licensor shall grant to the Licensee a right to use the or modifications
2.5
improvements in respect of the Licensed Use in the Territory.

2.6
The Licensee agrees to execute all necessary documents and provide assistance during and subsequent to the term of this Agreement to enable the Licensor to perfect and maintain its right, title and interest in and to all the Improvements, including the preparation, filing and prosecution of any trademarkable invention.

2.7
The Licensee shall make best efforts to use, promote, market, sell, improve, development, modify and otherwise commercially exploit the Trademarks and the Licensees’ Products.

         TERM

 This Agreement shall become effective on the Effective Date, and shall extend for an initial term of twenty five (25) years (the “Term”) with an additional option for successive twenty-five years or other longer  period that is mutually agreed upon by both parties and shall automatically be renewed on  successive Terms unless either of the Parties by notice in writing at least thirty (30) days before the expiration of the initial term or any renewal hereof, shall advise the other party of its desire to terminate.

3
INSPECTION AND QUALITY STANDARDS

3.1
The quality of the Licensees’ Products shall meet a standard of reasonable quality and service, which shall be determined in the sole discretion of the Licensor (the “Reasonable Quality and Service”).

3.2
The Licensor may request a sample of the Licensees’ Products, at the Licensor’s sole expense, to determine whether they meet the Reasonable Quality and Service.  If the Licensor requests a sample of the Licensees’ Products, the Licensee shall promptly provide the sample.

3.3
In the event that the Licensor determines that the Licensees’ Products do not meet the Reasonable Quality and Service, the Licensor shall give the Licensee notice, within seven (7) days of receiving the sample of the Licensees’ Products pursuant to clause 3.2 of this Agreement.  The notice shall outline the deficiencies and provide that within seven (7) days from the date that the Licensee receives the notice the Licensee shall remedy the deficiencies outlined in the notice.  If the deficiencies are not cured within this seven (7) day period, the Licensor may deliver written notice to the Licensee terminating this Agreement.

3.4
The Licensee shall, at their own cost, provide a proprietary notice on the Licensees’ Products, and the Licensees’ Products promotional material and product catalogues.  The proprietary notice shall be determined, from time to time set out in written notice to the Licensee by the Licensor acting reasonably.

4
SUB-LICENSE

4.1
The Licensee shall be entitled to grant sub-licenses to any person at the Licensees  upon written notice and reasonable approval to Licensor.  Licensee shall require the sub-Licensee to (a) execute an agreement with identical terms and conditions to this Agreement and (b) provide an definitive copy of the sub-license agreement with the Sub-Licensee to Licensor, as a pre-condition to such sub-license.  Licensor shall be included as a party of interest and beneficiary of any sub-license agreement.

5
USE OF THE TRADEMARKS

5.1
The Licensee shall comply with all laws applying to the Trademarks, the improvements or modifications and the Licensees’ Products.

6
OWNERSHIP OF THE TRADEMARKS

6.1
The Licensee acknowledges that all right, title, interest, ownership and any goodwill in and to the Trademarks, the Confidential Information, the Improvements, inventions and other intellectual property shall at all times remain with the Licensor and nothing herein conveys any of such rights to the Licensee.

7
CONSIDERATION AND PERFORMANCE MILESTONES

a)
Licensee shall pay to Licensor the sum of five thousand dollars $5,000 per annum through the term of the Agreement, post audit.

                      The Licensee shall make such payments to Licensor within thirty (30) days after the end of each one year period referred to above.

b)
On request by Licensor from time to time, Licensee shall provide to Licensor complete information, particulars, documents and records of or related to Licensee’s use of the Trademarks, its manufacturing, selling, licencing and other dispositions of Licensee’s Products, and of its Net Sales Price.

a.1
The Licensee shall provide to the Licensor sixty (60) days prior to the Effective Date each year that this Agreement is in effect, the Sales Revenue for the Accounting Period.

a.2
The Licensee agrees to keep and maintain records in sufficient detail for the purpose of determining the Sales Revenue for the Accounting Period  The Licensee shall keep and preserve the Sales Revenue Records for the duration of this Agreement and for a period of seven (7) years thereafter.  If the Licensor fails to keep and preserve the Sales Revenue Records for this period of time the Licensor may deliver written notice to the Licensee terminating this Agreement.

a.3
The Licensor may request inspection of the Sales Revenue Records, at the sole expense of the Licensor.  If the Licensor requests inspection of the Sales Revenue Records, the Licensee shall promptly provide reasonable access to the books and records by an independent auditor to verify payment made by the Licensee to the Licensor according to clause 7 of this Agreement, or any other clause in this Agreement.

a.4
If the Licensee refuses to provide to the Licensor the Sales Revenue Records, fails to keep and maintain the Sale Revenue Records, or refuses access to the Licensee’s  premises to inspect and commission audits the Licensor may deliver written notice to the Licensee terminating this Agreement.

a.5
The Licensee shall be liable for interest at a rate of two (2%) percent per month (24% annually) compounded annually on any overdue payment under clause 7 of this Agreement, or any other payment payable under this Agreement, commencing on the date that the payment becomes dues.

a.6
The Licensor may terminate this Agreement upon delivery of written notice to the Licensee if the Licensee has not fulfilled its obligations under clause 7.1 or 7.2 of this Agreement, and such obligations are not fulfilled within thirty (30) days following delivery to the Licensee by the Licensor of written notice identifying the non-fulfilment and stating its intention to terminate this Agreement if the obligations are not fulfilled within the thirty (30) days.

a.7
The Licensee’s obligation to pay the Licensor pursuant to clause 7 of this Agreement, or payment pursuant to any other clause in this Agreement, shall continue to remain after the termination of this Agreement.

2
LICENSOR REPRESENTATIONS AND WARRANTIES

2.1
The Licensor represents and warrants that the Licensor has the power, authority, and capacity to enter into this Agreement and other agreements and instruments to be executed by the Licensor as contemplated by this Agreement and to grant the rights intended to be granted to the Licensee under this Agreement and to perform the Licensor’s obligations under this Agreement.

3
LICENSEE REPRESENTATIONS AND WARRANTIES

3.1
The Licensee represents and warrants that:

a)
the Licensee has the power, authority, and capacity to enter into this Agreement and other agreements and instruments to be executed by the Licensor as contemplated by this Agreement and to grant the rights intended to be granted to the Licensee under this Agreement and to perform the Licensor’s obligations under this Agreement;

b)
the Licensee has the ability and authority to use and commercially exploit the Trademarks in the Territory;

c)
the Licensee has the ability and authority to distribute, sell, sub-license and market the Licensees’ Products in the Territory;

d)
the execution of this Agreement is duly and validly authorized by all necessary authorities and all necessary approvals have been sought;

e)
the execution of this Agreement is not inconsistent with, restricted by or in breach or violation of any other contract, instrument or obligation of the Licensee;

f)
this Agreement constitutes a legal, valid and binding obligation of the Licensor enforceable against the Licensee;

g)
the Licensee is not an insolvent person within the meaning of applicable bankruptcy, reorganization, insolvency or fraudulent conveyance law and will not become an insolvent person as a result of the transactions contemplated by this Agreement or any of the other agreements or instruments to be executed by the Licensee as contemplated by this Agreement; and

h)
the Licensee shall not dispute or contest, directly or indirectly, the validity, ownership or enforceability of the Licensor’s right, title and interest in and to the Trademarks, and shall not take any other steps to the detriment of the validity of the Trademarks during the term of this Agreement.

1
CONFIDENTIAL INFORMATION AND TRADE-SECRETS

1.1
The Parties agree to keep the Confidential Information and the Trade-Secrets provided to each other under this Agreement confidential and not to disclose to any person or to use it for any purpose, except as may be necessary in the proper discharge of their obligations under this Agreement.

1.2
 Prior to disclosing any Confidential Information to any person, Licensee shall first obtain or cause to be obtained, written confidentiality agreements incorporating all of the terms of part 10 of this Agreement with necessary changes, from each and every person to whom such Confidential Information is to be disclosed, including without limitation all directors, officers, employees and contractors of Licensee, and all directors, officers and employees of contractors of Licensee to whom any Confidential Information is to be disclosed.  Without limiting the foregoing, the Licensee agrees to incorporate into all contracts, with all of its employees and contractors, the obligation to keep the Confidential Information and the Trade-Secrets provided to it by the Licensor confidential.

1.3
The Licensee agrees and understands that if the Licensee discloses the Confidential Information or Trade-Secrets, pursuant to clause 10.1 or 10.2 of this Agreement, the Licensee shall be responsible for:

a)
ensuring that the recipient party of this information understands and maintains its confidentiality; and

b)
keeping a list of all persons to whom this information is disclosed to.

a.1
Upon request of the Licensor, the Licensee shall provide the Licensor with the list referred to in clause 10.2(b) of this Agreement, and the Certification that this is a complete and accurate list.

a.2
Upon request of the Licensor, the Licensee shall provide to the Licensor the Certification that they have complied with the obligation contained in clause 10.2(a) of this Agreement.

a.3
The Confidential Information and the Trade-Secrets may only be disclosed as is required to comply with binding orders of governmental entities or courts of law that have jurisdiction over it, provided that the receiving party:

a)
gives the disclosing party reasonable written notice to allow the disclosing party to seek a protective order or other appropriate remedy;

b)
discloses only such information as is required by the governmental entity or the court of law; and

c)
uses commercially reasonable efforts, at the disclosing party’s cost and expense, to obtain confidential treatment for any of the disclosing party’s Confidential Information and the Trade-Secrets so disclosed.

a.1
The Licensor may terminate this Agreement immediately upon delivery of written notice to the Licensee if the Licensee breaches the confidentiality obligations contained in this Agreement, or does not provide the Certification when requested to do so.

a.2
The Licensee shall use the same or greater degree to prevent any unauthorized disclosure or use of the Confidential Information and the Trade-Secrets as it uses to protect its own confidential information of a like nature.

a.3
The Licensee’s obligation not to disclose and to prevent the disclosure of the Confidential Information and the Trade-Secrets shall continue to remain after the termination of this Agreement.

a.4
Upon termination of this Agreement, the Licensee shall return to the Licensor all the Confidential Information and the Trade-Secrets, in its possession, custody or control.  The Licensee shall also provide the Licensor with the Certification that the Licensee has complied with this obligation.

2
PROTECTION AND PRESERVATION OF THE TRADEMARKS

2.1
The Licensor and the Licensee mutually covenant that they will at all times use their best efforts to preserve the value and validity of the Trademarks.

2.2
The Licensee shall promptly give notice to the Licensor of any conflicting use, act of infringement, appropriation, and any action or threatened action by any person alleging that the use of the Trademarks infringes the rights of a third person (the “Unauthorized Use”).

2.3
If, after three (3) months from the time the Licensor has knowledge of the Unauthorized Use, the Licensor declines or fails to defend or protect the Trademarks, the Licensee may provide the Licensor with an opinion as to the substantial likelihood of success from an independent competent counsel in the field of intellectual property (the “Opinion”).

2.4
If, after three (3) months from the time the Licensor receives the Opinion, the Licensor declines or fails to defend or protect the Trademarks, the Licensee shall have the right, at its own cost, to prosecute, defend or assume conduct of the prosecution or defence of the Trademarks provided that the Licensee:

a)
retains the legal counsel approved by the Licensor; and

b)
regularly consults the Licensor’s designated Attorney in privilege communication in order to:

i.
keep the Licensor fully informed of the progress of the proceedings;

ii.
consult the Licensor on all legal matters pertaining to the proceedings; and

iii.
provide the Licensor with copies of all pleadings and correspondence pertaining to the proceedings.

The Licensee and Licensor agree that the proceeds and any damages awarded in these proceedings shall be considered the Royalty after the Licensee’s legal and attorney costs have for such action have been deducted from such proceeds or damages awarded.

a.1
In all such proceedings, each of the Parties shall cooperate and assist the other to the fullest extent possible on any such negotiations and proceedings.

a.2
If the Licensor is a party to proceedings, referred to in clause 11 of this Agreement, the Licensor may in its sole discretion settle any dispute with any third party at any time without notice or compensation to the Licensee.

1
TERMINATION

1.1
The Licensor may terminate this Agreement:

a)
For cause immediately upon delivery of written notice to the Licensee if the Licensee breaches this Agreement, and such breach is not cured within thirty (30) days following delivery to the Licensee by the Licensor of written notice identifying the breach and stating its intention to terminate this Agreement if the breach is not cured within the thirty (30) days or some other mutually agreed upon time frame;

b)
Immediately upon delivery of written notice to the Licensee in the event the Licensor has an agreement (or memorandum of understanding) to sell the Licensor’s Trademarks, subject to Licensee’s and or it’s company or companies’ right of first refusal.

c)
immediately upon delivery of written notice to the Licensee if bankruptcy or insolvency proceedings have been initiated for the distribution of the assets of the Licensee;

d)
immediately upon delivery of written notice to the Licensee if there is a Change of Control (subsequently defined) in respect of the Licensee without the prior written consent of the Licensor;

e)
immediately upon delivery of written notice to the Licensee if the Licensee assigns or attempts to assign this Agreement or any rights granted hereunder without the prior written consent of the Licensor; and

f)
immediately upon delivery of written notice to the Licensee if the Licensor notifies the Licensee that the Licensee has received from the Licensor during a consecutive twelve (12) month period three (3) or more notices relating to a default under this Agreement, whether or not such defaults have been cured.

g)
The Licensee and or its company or companies shall have the right of first refusal to purchase all or part of the Licensor’s Trademarks of the Licensee should they come up for sale for any reason.

a.1
Upon the termination of this Agreement the Licensee shall deliver to the Licensor all the Licensees’ Products, and cease using the Trademarks.

2
NOTICES

2.1
Any notice, consent, or other communication required or authorized under this Agreement to be given by either party to the other party shall be in writing, shall be deemed to be properly given when actually transmitted or delivered, and shall be delivered to the Parties at their respective addresses as set out below or at such other address as may be designated by written notice of the Party:

a)
in the case of the Licensor to:

and

b)
in the case of the Licensee to:

1
RIGHT TO PURCHASE

14.1
 Upon the request of the Licensee, the Licensor shall sell within Licensor’s Trademarks to Licensee for a purchase price to be negotiated at that time, subject to Licensor providing its shareholders with dissenters rights pursuant to the General Corporation Law of the State of Delaware.

2
GUARANTEE AND INDEMNITY

2.1
The Licensee shall indemnify and undertake to defend the Licensor and its affiliates, shareholders, directors, officers, employees and agents and hold them harmless against all claims, suits, proceedings, demands, actions of any nature or kind whatsoever, damages, judgments, costs, expenses and fees (including, but without limitation, reasonable legal expenses) arising out of or in any way connected with the manufacture, use marketing or sale of the Licensee’s Products and the Trademarks.

2.2
The Licensee agrees to cooperate fully with and assist the Licensor in the defence of such claim and execute such documents and does such acts and things as in the opinion of the Licensor may be reasonably necessary.

3
FURTHER ASSURANCES

3.1
The Parties shall from time to time, at its own expense, execute and deliver all such other and further deeds, documents, instruments and assurances as may be necessary or required to carry out and to put into effect the purpose and intent of this Agreement.

4
RELATIONSHIP OF PARTIES

4.1
Nothing in this Agreement is intended, nor shall it be deemed, to confer on or constitute either party as the agent of the other or to create a partnership, subsidiary, joint venture, franchise or similar relationship between the parties.

4.2
Neither party shall have the power to obligate or bind the other party in contract, tort or otherwise howsoever except as provided in this Agreement.

5
SURVIVAL

5.1
All obligations of the Licensor and the Licensee which expressly or by their nature survive the termination or expiration of this Agreement shall continue in full force and effect.

6
FORCE MAJEURE

6.1
Neither party shall be responsible to the other for the non-performance or delay in performance (other than the payment of money) occasioned by any causes beyond its control including, without limitation, acts of civil or military authority, strikes, lockouts, embargoes, insurrections, acts of God or acts of terrorism.

6.2
If any such delay occurs, any applicable time period shall be extended for a period equal to the time lost, provided that the party affected makes reasonable efforts to mitigate the consequences of such an event and gives the other party prompt notice of any such delay.

7
ASSIGNMENT AND CHANGE OF CONTROL

7.1
This Agreement and the license rights granted hereunder, or any part thereof, may not be assigned or transferred by the Licensee without the prior written consent of the Licensor.

7.2
Any change in the control or identity of the Licensee, be it direct or indirect, including without limitation, by sale of all or a substantial portion of the assets of the Licensee, any shareholder selling or transferring any of the shares in the Licensee, share issuance of the Licensee, merger, material change in control and management of the Licensee or otherwise, shall be deemed to be an assignment (“Change of Control”).

8
AGREEMENT BINDING ON SUCCESSORS AND ASSIGNS

8.1
This Agreement shall enure to the benefit of and is binding upon the Parties and their respective affiliates, successors and permitted assigns.

9
ENTIRE AGREEMENT AND NO WAIVER OF RIGHTS

9.1
This Agreement constitutes the entire Agreement between the Parties with respect to the subject matter herein and supersedes all prior agreements, understandings, negotiations, discussions, and representations, written or oral, between the Parties with respect thereto.

9.2
There are no representations, promises, warranties, covenants or undertakings other than those contained in this Agreement, which together represent the entire understanding of the Parties.

9.3
This Agreement may not be released, amended or modified by the Parties in any matter except by written instrument signed on behalf of each of the Parties by their duly authorized officers or representatives.

9.4
The failure of or delay on the part of any party hereto to enforce any of its rights under this Agreement shall not be deemed to be a continuing waiver or a modification by such party of any of its rights under this Agreement, and any party, within the time provided by the applicable law, may commence appropriate legal proceedings to enforce any or all of its rights under this Agreement, and any prior failure to enforce or delay in enforcement shall not constitute a defence.

9.5
This Agreement may not be amended except by written agreement between the Parties.

10
COUNTERPARTS

10.1
This agreement may be executed in any number of counterparts, and may be delivered by facsimile.  All of these counterparts shall for all purposes constitute one agreement, binding on the parties, notwithstanding that all parties are not signatory to the same counterpart.

11
HEADINGS, CONSTRUCTION AND INTERPRETATION

11.1
The headings in this Agreement are for convenience of reference only and shall have no legal effect in the interpretation of the terms hereof.

11.2
The Parties acknowledge that this Agreement has been the subject of full opportunity for negotiation and amendment and that the party who has taken the role of drafter shall not suffer any adverse construction of any terms or language of this Agreement because of such role.

12
SEVERABILITY

12.1
In the event that any part, section, article, clause, paragraph or subparagraph of this Agreement shall be held to be indefinite, invalid, illegal or otherwise voidable or unenforceable (the “Invalid Provision”), the entire Agreement shall not fail on account thereof, and the balance of this Agreement shall continue in full force and effect.

12.2
The Parties agree to negotiate to replace the Invalid Provision with a valid provision which follows the original intent of the Invalid Provision as closely as possible.

13
GOVERNING LAW

13.1
This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada in force therein without regard to its conflict of law rules.

13.2
The Parties agree that by executing this Agreement they have submitted to the exclusive jurisdiction of a court of competent jurisdiction within the State of Nevada.  Nothing in this Agreement excludes the Parties from seeking injunctive and equitable relief in a court of competent jurisdiction.

IN WITNESS WHEREOF the Parties have executed this Agreement with effect as of the Effective Date.

/s/ Alexandre Frigon_____
Xumanii, Inc. (Nevada)
Name: Alenandre Frigon
Title: President, CEO

/s/ Alexandre Frigon_____
Xumanii, Inc. (Cayman)
Name: Alenandre Frigon
Title: President, CEO

TOUR SPONSORSHIP &
LIVE BROADCAST AGREEMENT

   Terms:

Parties:
Xumanii, a publicly traded Nevada Corporation (Symbol: XUII), (herein referred to as the “The Company”), with its address at PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104 Cayman Islands and Mac Miller, LLC (“Lender”)  f/s/o “Mac Miller”, with address at 2300 Charlotte Avenue, Suite 103, Nashville, TN 37203-0020 (herein referred to as the “Artist”), (Lender and Company are sometimes individually referred to as a “Party” and  collectively referred to as the “Parties”).

Term:
Duration of “The Space Migration Tour” From June 25th 2013 until August 10 2013 (“Tour”).

Details:
When signed by both Parties, this term sheet shall constitute an Agreement between Company and Lender in respect to the Tour.

The Company will be a Sponsor and streaming partner of the Tour and the Company will have the following rights:

Performance Broadcast
“Live Online Broadcast” by Company of three (3) concerts during the Tour on mutually agreed dates (each a Concert; collectively, the “Concerts”) to be performed by Artist and broadcasted exclusively and solely on the Company’s website www.xumanii.com (“Company Site”)

Artist acknowledges that during the Concerts Xumanii may be shooting b-roll footage and still photography that may be delivered to the media, only if approved in advance by Artist, for public relations purposes.  For the avoidance of doubt, no materials may be disseminated without obtaining Artist’s approval of the materials and specific use prior to any such dissemination.

The Company will have the rights to record the Live Broadcast Concerts and to display them solely on the Company’s Site “past events” section, provided that the Company has obtained licenses for all third party rights, after the Tour has ended. Sixty percent (60%) of any revenue derived from the display of the recorded Concerts on the Site, including, without limitation advertising revenue, revenue derived from access to the Concerts or Site and a pro-rata share of any subscription revenue shall be paid to Artist on a quarterly basis together with a statement indicating the calculation thereof.  Artist will have the right to audit with respect to such statements.

For the sake of clarity and avoidance of doubt, Company shall not have the right to exhibit, display, license or authorize the broadcast, streaming or other transmission of the Concerts in any manner or media other than the Company Site.

Activities during the Performance to include, but not be limited to include (1) mention of Xumanii and the live broadcast from the stage during broadcasts (a message to those watching). Artist shall announce on stage, for the Three (3) live broadcast concert, that the “Concert is being broadcasted LIVE on Xumanii.com” (NOTE: Do not use the work “live stream”, but the word “live broadcast”) Artist’s inadvertent failure to make such mention shall not constitute a breach hereof.

Artist will use reasonable efforts to provide the Company with sufficient backstage access to produce each Live Broadcast, with the understanding that Company shall be solely responsible for supplying the necessary crew and equipment to produce each Live Broadcast. Each Live Broadcast of each Concert will be hosted by Company solely on www.xumanii.com (The Company’s web based platform) (“Company Site”). Each Live Broadcast of each Concert will consist of solely the musical performances of Artist (no other artists) and behind the scenes footage from approximately thirty (30) minutes prior to the Artist going on stage.

In-venue Activations
The Company has the option to produce additional front-of-house or lobby attractions and/or giveaways at every concert on this tour (including the concerts that are not broadcasted live), all of which are subject to any venue restrictions or limitations.  For the avoidance of doubt, all of the activities of Company on-site must be handled by Company’s staff and Artist’s crew and/or staff shall have no responsibilities or obligations with respect to such activities.

Artist to allow Xumanii to be streaming partner of “The Space Migration Tour” including, but not limited to:

i.
logo to be included on all tour posters and flyers prepared after the execution hereof and Mac Miller and/or tour advertisement prepared after the execution hereof.  Artist will also place the Company logo on Artist’s tour page (must supply logo in advance)

ii.
Promotional area granted to Xumanii at lobby or front-of-the-house in each performance venue, no less than 8X8 feet.  This area may serve as a booth and or promotional area for Xumanii promo team.  The promo team will remain in the booth and not solicit patrons in the general lobby.

iii.
Xumanii to be granted access for 10 guests in each market with a Concert.

iv.
Xumanii to be granted access for 7 working staff in each market (we will supply working passes for the designated personnel). The working staff will not solicit patrons in the general lobby and venue areas.

v.
Xumanii to be allowed the ability to create approved in-venue consumer contesting and/or promotions all of which must be approved in advance by Lender and shall be at Xumanii’s sole cost and with Xumanii’s sole responsibility

vi.
Xumanii to be allowed to gift fans promotional Xumanii branded items, approved in advance by Artist.

Tour Photographs
Artist acknowledges that he may be photographed with or without branding and/or holding Xumanii signage for promotional purposes during the Tour, all of which must be approved in advance by Artist prior to any dissemination thereof.

Social Media
Artist shall utilize Artist’s standing on social networks to assist with promotion, as follows:

i.
The Artist shall post a minimum of Four (4) tweets and Four (4) Facebook Post and Four (4) Instagram posts per Concert, with a minimum of two (2) of each on the day of the Concert, on the Artist’s official pages, in order to promote the Live Broadcast of the Concerts over the 15 days prior to each of the Concerts.

The Post will need to contain: “Watch my concert LIVE on @Xumanii (OTCQB: XUII) www.xumanii.com [DATE OF THE CONCERT] and attach the approved flyer and/or promotional video”

ii.
Xumanii shall provide Artist with suggested images, statements and key messages for Posts and discussions, subject to mutually agreed upon verbiage, with the understanding that the content of Artist’s posts and messages will be determined in Artist’s sole discretion. Artist agrees to promptly remove or withdraw any statements made by Artist which are false or otherwise cast Xumanii in a negative light upon Artist’s receipt of written request from Xumanii. In this and all regards, when the Artist speaks about or otherwise refers to Xumanii, he or she shall not in any manner disparage the Brand and vice versa.

iii.
During the Term, Lender will allow the Company to use the “Xumanii Promoter Facebook App” as a tool to increase the viewership for this event. This application allows a fan to sign up towww.xumanii.com to get the chance to win a free “All Access Pass” to the event while posting the event on their Facebook page for their friends to see as well. Company responsible for the App and the promotion and all costs in connection therewith.

Quotes to use in press materials
Artist to provide two (2) quotes (filmed, recorded, and/or written) to be used in press materials and on the Internet (the “Quotes”)

Video Drop:
The Artist shall provide three (3) video drops (1 for each concert) in HD (720p) for the Company to use in the production of promotional videos for the purpose of advertising and marketing the Live Broadcasts,. Within five (5) business days after the dates for the Concerts are determined, Artist shall provide the video drops, except in regards to the first video drop, within five (5) days of the reception on the initial deposit.  The content of the video drop is at the discretion of the artist, but shall include: “Watch my Concert live on Xumanii.com [DATE OF THE CONCERT] The video drops shall also include the special VIP promotion and Artist shall say: “Register for free today on Xumanii.com and get the chance to meet me in person at a special Xumanii VIP meet & Greet”

Subject to obtaining the applicable rights from the music publishers and record label, Company may use no more than a 90 second excerpt from one (1) approved Artist song for background track solely for promotional video approved by Artist used to promote each Concert. The Artist has final written approval for the choice of songs to be used in promotional material and all promotional material.

VIP meet & Greets
For each of the Three (3) Live Broadcast Concerts, The Company can promote and broadcast live an exclusive VIP Meet & Greet with the Artist and should last no less than 15 minutes but not more than 20 minutes. For the avoidance of doubt, Artist may pose for photos, mingle with guests, sign autographs, etc. during the Meet and Greets.

For each of the Three (3) Live Broadcast Concerts, The Company will have access to Ten (10) special VIP tickets for giveaways.
Sponsor
The Company’s name and logo should be included  tour posters, flyers and press prepared or disseminated by Artist after the execution hereof as the streaming partner of the Tour; using Xumanii’s logo The Space Migration Tour …..”

Company logo on official Mac Miller Tour page

The Company shall be the exclusive live streaming partner for the tour

The Company has the right to reference the Space Migration Tour campaign and to use Tour trademark and multimedia content (supplied by Tour).

Media Event:
Up to 30 minutes of media, with outlets and media approved by Artist in advance, either before or after each Concert.

Interviews may be in-studio, phone or email and may be with broadcast, radio, online, or print outlets and may be with local, regional or national media. Recorded by Xumanii. For the avoidance of doubt, interviews may be on-camera. Artist will deliver the pre-approved key messages regarding the Campaign and Product in each interview.

Cash Payment:
Total non-refundable, non-returnable, non-repayable cash payment of One Hundred Thousand Dollars ($100,000) (“Fee”)”). Twenty-Five Thousand Dollars ($25,000) will be wired to the account designated by Lender upon execution of this agreement. Additionally, Twenty-Five Thousand Dollars ($25,000) will be wired to the account designated by Lender 20 days before each of Three (3) Live Broadcast Concert Dates but not later than the conclusion of the Tour.  For the avoidance of doubt the Fee is pay-or-play, whether Company arranges the Concerts or not.

The Artist Rights:
Lender and Artist’s management (“Management”) will have 100% control on all creative materials before, during, and after the live broadcast Concerts to ensure the proper images and portrayal of the Artist as desired. There shall be no broadcast of any footage prior to such approval. The Lender or Artist may assign a person of their choice, at their own non-recoupable, non-deductible expense to be present and direct the Live Broadcast Camera editing during the Concert.

Final approval of the Artist and Management will be required on all promotional and marketing content and materials.

During the Term, the Company requests the use of name and approved likeness of the Artist on the Company live broadcast channel approved solely for the purpose of promotion of the Concerts on Xumanii.com.  Lender has final written approval of all such uses and Artist depiction.

Company’s Responsibilities:
During the Term, Company will broadcast as set forth herein, at no cost to the Artist, live and in HD format (720p) the Concerts as set forth herein and the behind the scene of the Artist as provided for herein.

Company will produce and pay for promotional material relating to the Live Broadcasts of each Concert including video e-vite and e-flyers.

Company will pay for all production and Live Broadcast costs, including but not limited to the servers and bandwidth costs, and social media advertising expenditures incurred from the Company’s marketing strategy.

Venue Accessibility:
Company requires full access to the venue the day of each Concert to setup and complete all technical requirements for each Live Broadcast and Lender will use reasonable efforts to arrange for such access.

The Artist has to provide the company with a list of contact person for each venue of the tour as well as authorize the company at each venue to be present at the front-of-the- house or lobby when the doors open.

Sponsorship & Advertisement:
Company may obtain advertisements for any of the Live Broadcasts of any of the Concerts. The Lender must give written approval to the Company before Company commits to taking on advertisement client, but such approval shall not be restraint by the Lender without a valid reason such as prior legal commitment by the Artist or if the sponsorship or advertisement would damage the artist’s brand.   For the avoidance of doubt, nothing contained herein shall permit the advertiser or Company to directly or indirectly imply or constitute Artist’s endorsement of any advertiser or its products and Artist shall not be required to interact in any way with any advertiser or its products.

Representations and Warranties:
Company hereby represents and warrants to Lender and Artist that it: has the right, power and authority to enter into and to perform under this agreement;   will secure all consents, licenses, permits and adequate insurance necessary in connection with the Live Broadcasts, including, without limitation, any and all public performance licenses; will not violate the rights of any third party and will comply with all applicable statutes, laws and regulations.

Indemnity:
Company will indemnify and hold Artist, Lender and each of their respective parents, affiliates, subsidiaries, officers, directors, employees, agents, representatives, attorneys, heirs and assigns harmless from and against any and all claims arising out of the production, marketing and transmission of each Live Broadcast and/or the breach by Company of any of Company’s agreements, obligations, representations under this agreement, except to the extent any claims arise out of the intentional misconduct or gross negligence of Artist.

Lender will indemnify and hold Xumanii harmless from and against any and all third party claims arising out of Lender’s breach of Lender’s agreements and representations under this agreement (except to the extent any claim arise out of the intentional misconduct or gross negligence of Company and/or Company’s employees or contractors), which third party claims are reduced to final adverse judgments in a court of competent jurisdiction or settled with Lender’s prior written consent.

Except with respect to the right to stream the Live Broadcasts of each Concert and the approved promotion of each Live Broadcast Concert as set forth herein, Company shall have no rights whatsoever with respect to Artist, Artist’s name and likeness and trademarks, the recordings of the Concerts, the Concerts, all of which rights are retained by Lender and Artist.  Neither Lender nor Artist will be responsible for or have any liability to Company or otherwise with respect to the venues for each Concert, the Live Broadcasts or Company’s set-up for any Live Broadcast of any Concert. Neither Lender nor Artist will be responsible for any of Company’s costs or have any liability whatsoever in the event any Concert is cancelled. Neither Lender nor Artist shall have any liability whatsoever with respect to Company or Company’s employees or contractors hereunder or otherwise.

Miscellaneous:
The Parties contemplate entering into a more formal agreement on the basic terms herein with the remainder of the terms to be negotiated in good faith; provided, until such time, if ever, this agreement shall be binding on the Parties.  Company is at all times an independent contractor. Neither Artist nor Lender will be deemed in breach under this Agreement unless Lender or Artist fails to cure any such breach within thirty (30) days following receipt of written notice from Company specifying the nature of such breach. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York.  The local, state and federal courts situated in New York, NY shall have the sole and exclusive jurisdiction over all disputes arising under this Agreement. This document may not be changed orally, but only by writing, signed by the Parties hereto.

By:/s/ Alexandre Frigon
Alexandre Frigon / Chairman and CEO
Xumanii

DATE :
June 18, 2013

LIVE BROADCAST
AGREEMENT

   Terms:

        Parties:
Xumanii, a publicly traded Nevada Corporation (Symbol: XUII), (herein referred to as the “The Company”), with its address at PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104 Cayman Islands and DARDY TOURING (“Lender”)  p/k/a “French Montana”, with address at 3000 Marcus Ave., Suite 3W7, Lake Success, NY, 11042  (herein referred to as the “Artist”), (Lender and Company are sometimes individually referred to as a“Party” and  collectively referred to as the “Parties”).

       Term:
Two (2) year commencing on the date hereof (“Term”).

                         Details:
When signed by both Parties, this term sheet shall constitute an Agreement between Company and Lender in respect of the “Live Online Broadcast” (each a “Live Broadcast”) by Company of four (4) mutually agreed upon concerts (each a Concert; collectively, the “Concerts”) to be performed by Artist and to be held on a mutually agreed dates during the Term. Company acknowledges that in the event of a dispute with respect to any Concert Date, Lender’s decision shall govern. Each Live Broadcast will be of the agreed upon Concerts, will be a simultaneous broadcast and will not be recorded or retransmitted in any manner whatsoever. Except with respect to the right to stream the Live Broadcasts of each Concert and the approved promotion of each Live Broadcast Concert as set forth herein, Company shall have no rights whatsoever with respect to Artist, Artist’s name and likeness and trademarks, the Concerts, all of which rights are retained by Lender and Artist.  Neither Lender nor Artist will be responsible for or have any liability to Company or otherwise with respect to the venues for each Concert, the Live Broadcasts or Company’s set-up for any Live Broadcast of any Concert. Neither Lender nor Artist will be responsible for any of Company’s costs or have any liability whatsoever in the event any Concert is cancelled. Neither Lender nor Artist shall have any liability whatsoever with respect to Company or Company’s employees or contractors hereunder or otherwise.

      Advance Cash Payment:      Total non-refundable, non-returnable, non-repayable cash advance of Thirty Thousand Dollars ($30,000) (Seventy Five Hundred US Dollars ($7,500 USD) per Concert) (“Advance”).  A wire transfer to the account designated by Lender will be sent 30 days before each of the Concert Dates except with respect to the payment for the first Concert which will be paid on execution hereof.

             Concert Details:
Lender will use reasonable efforts to provide the Company with sufficient backstage access to produce each Live Broadcast. Each Live Broadcast of each Concert will be hosted by Company solely on www.xumanii.com (The Company’s web based platform) (“Company Site”). Each Live Broadcast of each Concert will consist of solely the musical performances of Artist (no other artists) and, if permitted and subject to time restraints and Artist’s approval and availability,  behind the scenes footage from approximately thirty (30) minutes prior to the Concert.

Crew access:
Company will be permitted to have a reasonably sufficient number of crew members, no more than 10, at each of the Concerts to broadcast the Concert.

The Artist Rights:
Lender and Artist’s management (“Management”) will have 100% control on all creative materials before, during, and after the live broadcast Concerts to ensure the proper images and portrayal of the Artist as desired. There shall be no broadcast of any footage prior to such approval. The Lender or Artist may assign a person of their choice, at their own non-recoupable, non-deductible expense to be present and direct the Live Broadcast Camera editing during the Concert.

Artist Responsibilities:
The Artist shall post a minimum of Five (5) tweets and Five (5) Facebook Post and Five (5) Instagram posts per Concert, on the Artist’s official pages, in order to promote the Live Broadcast of the Concerts over the 30 days prior to each of the Concerts.

The Post will need to say: “Watch my concert LIVE on @Xumanii (OTCQB: XUII)www.xumanii.com [DATE OF THE CONCERT] presented by [Approved Corporate Sponsor’s brand]” and attach the approved flyer and/or promotional video”
The Artist shall provide four (4) video drops (1 for each concert) for the Company to use in the production of promotional videos for the purpose of advertising and marketing the Live Broadcasts, NO LATER THAN 20 days before the Concert Dates. The content of the video drop is at the discretion of the artist, but shall include: “Watch my Concert live on Xumanii.com [DATE OF THE CONCERT] presented by [Corporate Sponsor’s brand]”.
Final approval of the Artist and Management will be required on all promotional and marketing content.
During the Term, Lender will allow the Company to use the “Xumanii Promoter Facebook App” as a tool to increase the viewership for this event. This application allows a fan to sign up towww.xumanii.com to get the chance to win a free “All Access Pass” to the event while posting the event on their Facebook page for their friends to see as well. Company responsible for the App and the promotion and all costs in connection therewith.
During the Term, the Company requests the use of name and approved likeness of the Artist on the Company live broadcast channel approved solely for the purpose of promotion of the Concerts on Xumanii.com.  Lender has final written approval of all such uses and Artist depiction.

Subject to Company securing any and all clearances, including, without limitation, record label and publisher clearances at Company’s sole, non-recoupable, non-deductible expense, Company may use no more than a 90 second excerpt from one (1) approved Artist song for background track solely for promotional video used to promote each Concert. The Artist has final written approval for the choice of songs to be used in promotional material and all promotional material.

Company’s Responsibilities:
During the Term, Company will broadcast as set forth herein, at no cost to the Artist, live and in HD format (720p) the four (4) Concerts as set forth herein and the behind the scene of the Artist as provided for herein. There shall be no recording of the Concerts and no archiving of the Concerts without record label’s, publisher’s and Artist’s prior written approval.

Company will produce and pay for promotional material relating to the Live Broadcasts of each Concert including video e-vite and e-flyers which have been approved in advance by Lender. Company shall provide Lender with marketing and distribution plans and outlets and advise Lender in writing of all proposed advertising.
Company will pay for all production and Live Broadcast costs, including but not limited to the servers and bandwidth costs, and social media advertising expenditures incurred from the Company’s marketing strategy.
Company will send a detailed report within 30 days after each of the Concert and Company will make payment (if applicable) to the artist within 60 days after each of the Concerts.

Accessibility:
Company  requires full access to the venue the day of each Concert  to setup and complete all technical requirements for each Live Broadcast and Lender will use reasonable efforts to arrange for such access.

Event responsibilities:
Company will incur any and all additional non-deductible costs required to make the venue perform the Live Broadcast

Sponsorship:
Company may obtain sponsorships and advertisement for any of the Live Broadcast of any of the Concerts. The Lender must give written approval to the Company before Company commits to taking on a sponsorship or advertisement client, but such approval shall not be restraint by the Lender without a valid reason such as prior legal commitment by the Artist or if the sponsorship or advertisement would damage the artist’s brand.

Representations and Warranties:     Company hereby represents and warrants to Lender and Artist that it: has the right, power and authority to enter into and to perform under this agreement;   will secure all consents, licenses, permits and adequate insurance necessary in connection with the Live Broadcasts; will not violate the rights of any third party and will comply with all applicable statutes, laws and regulations.

Indemnity:
Company will indemnify and hold Artist, Lender and each of their respective parents, affiliates, subsidiaries, officers, directors, employees, agents, representatives, attorneys, heirs and assigns harmless from and against any and all claims arising out of the production, marketing and transmission of each Live Broadcast and/or the breach by Company of any of Company’s agreements, obligations, representations under this agreement, except to the extent any claims arise out of the intentional misconduct or gross negligence of Artist.

Lender will indemnify and hold Xumanii harmless from and against any and all third party claims arising out of Lender’s breach of Lender’s agreements and representations under this agreement (except to the extent any claim arise out of the intentional misconduct or gross negligence of Company and/or Company’s employees or contractors), which third party claims are reduced to final adverse judgments in a court of competent jurisdiction or settled with Lender’s prior written consent.

Miscellaneous:
The Parties contemplate entering into a more formal agreement on the basic terms herein with the remainder of the terms to be negotiated in good faith; provided, until such time, if ever, this agreement shall be binding on the Parties.  Company is at all times an independent contractor. Neither Artist nor Lender will be deemed in breach under this Agreement unless Lender or Artist fails to cure any such breach within thirty (30) days following receipt of written notice from Company specifying the nature of such breach. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York.  The local, state and federal courts situated in New York, NY shall have the sole and exclusive jurisdiction over all disputes arising under this Agreement. This document may not be changed orally, but only by writing, signed by the Parties hereto.

By:__/s/ Alexandre Frigon________Alexandre Frigon / Chairman and CEO
Xumanii

DATE :5/31/2013

By :  _/s/_Dardy Touring___

Authorized Signatory/

DATE :  5/31/2013